EXHIBIT 99.2

Hydrogenics Corporation

Third Quarter 2014

Management’s Discussion and Analysis

Hydrogenics Corporation

This Management’s Discussion and Analysis (“MD&A”) of the results of operations and the financial condition of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), describes the operating and financial results for the three and nine months ended September 30, 2014.

This MD&A should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2013 and the Consolidated Interim Financial Statements for the three and nine months ended September 30, 2014. The Corporation prepares its consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Corporation uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures” below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars (“US Dollars”). The information presented in this MD&A is as of November 7, 2014, unless otherwise stated.

Additional information about Hydrogenics, including our 2013 Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 20 of this MD&A.

“Hydrogenics,” the “Corporation,” or the “Company” or the words “our,” “us” or “we” refer to Hydrogenics Corporation and its subsidiaries.

For additional information, please use www.hydrogenics.com/investor.

Third Quarter 2014 Management's Discussion and Analysis	Page 2

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents Section		Page
1	Operating Results A detailed discussion of our operating results for the three and nine months ended September 30, 2014	4
2	Financial Condition A discussion of the significant changes in our consolidated interim balance sheets	9
3	Summary of Quarterly Results A summary view of our quarterly financial performance	10
4	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	10
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	13
6	Recent Accounting Pronouncements A discussion of IFRS developments that have, will or might affect the Corporation	14
7	Outlook The outlook for our business	14
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	15
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	15
10	Risk Factors Risk factors	17
11	Forward-looking Statements Caution regarding forward-looking statements	20

Third Quarter 2014 Management's Discussion and Analysis	Page 3

Hydrogenics Corporation

1	Operating Results

All references to per share amounts pertain to net loss per share and are presented on a consolidated basis. Certain of the prior year’s figures have been revised to conform with current presentation

Selected Financial information

	Three months ended September 30			Nine months ended September 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
OnSite Generation	$7,435	$5,820	28%	$20,912	$17,130	22%
Power Systems	3,658	3,416	7%	8,963	14,283	(37%)
Total Revenue	11,093	9,236	20%	29,875	31,413	(5%)
Gross profit	3,067	2,730	12%	8,225	9,356	(12%)
Gross Margin %	28%	30%	(2%)	28%	30%	(2%)
Selling, General and Administrative Expenses	2,846	2,830	(1%)	9,392	11,327	17%
Research and Product Development Expenses	1,160	550	(111%)	2,991	2,336	(28%)
Income (Loss) from Operations	(939)	(650)	(44%)	(4,158)	(4,307)	3%
Net Loss	$(1,262)	(491)	(157%)	$(5,135)	$(5,808)	12%
Net Loss Per Share	$(0.13)	$(0.05)	(160%)	$(0.54)	$(0.69)	22%
Cash Operating Costs[1]	$3,875	$3,125	(24%)	$11,213	$10,627	(6%)
Adjusted EBITDA[1]	(683)	(350)	(95%)	(2,699)	(1,052)	(157%)
Cash used in Operating Activities	(4,281)	(291)	(1,371%)	(12,898)	(7,223)	(79%)
Cash & Cash Equivalents (including Restricted Cash)	14,340	14,644	(2%)	14,340	14,644	(2%)
Total Assets	50,376	40,419	25%	50,376	40,419	25%
Total Non-Current Liabilities (excluding Deferred Revenue)	$4,822	$3,543	(36%)	$4,822	$3,543	(36%)

 _______________

1.	Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.

Third Quarter 2014 Management's Discussion and Analysis	Page 4

Hydrogenics Corporation

Highlights for the three months ended September 30, 2014 compared to the three months ended September 30, 2013

•	Total Revenues increased by 20% or $1.9 million, primarily due to growth in revenue from our OnSite Generation business segment. During the third quarter of 2014, the OnSite Generation and the Power Systems business segments received new orders totaling $12.1 million (September 30, 2013 - $9.7 million) and $0.9 million (September 30, 2013 - $2.4 million), respectively. Backlog was $66.9 million at September 30, 2014, of which $38.9 million is expected to be recognized as revenue in the next twelve months.

						Expected Revenue Recognition
	June 30, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2014 backlog	During next 12 months	Beyond next 12 months
OnSite Generation	22.6	12.1	(0.3)	7.4	27.0	22.2	4.8
Power Systems	44.5	0.9	(1.8)	3.7	39.9	16.7	23.2
Total	67.1	13.0	(2.1)	11.1	66.9	38.9	28.0

•	Cash operating costs increased by $0.8 million or 24% to $3.9 million from $3.1 million when compared to the same period in 2013, with these costs as a percent of revenue increasing by 1%. The increase resulted principally from an increase in R&D expenditures of $0.6 million in the quarter related to development work for the Celerity™ fuel cell module as well as related power systems R&D.

•

Adjusted EBITDA loss increased $0.3 million or 95% in the current quarter to $0.7 million from $0.4 million in the third quarter of 2013. The decline resulted principally from an increase in R&D expenditures as noted above, offset by the increase in gross profit of $0.4 million noted above.

•	Net loss increased by 157% in the three months ended September 30, 2014 to a loss of $1.3 million from a loss of $0.5 million in the third quarter of 2013. The higher loss was due to the variance in Adjusted EBITDA noted above as well as a $0.6 million decrease in other finance expenses (principally, interest, foreign currency translation and expenses related to warrant revaluation in the third quarter of 2013 (all warrants were exercised by January 2014)).

•	The strengthening in the United States dollar compared to both the Euro and the Canadian dollar in the third quarter of 2014 had an impact on revenue, margin and cash operating costs. The weakness in the Euro had a negative impact on revenue and gross margin but a positive impact on cash operating costs. The weakness in the Canadian dollar had minimal impact on revenue and gross margin but a positive impact on cash operating costs.

•	Cash and cash equivalents and restricted cash were $14.3 million at September 30, 2014 compared to $14.6 million at September 30, 2013.

Third Quarter 2014 Management's Discussion and Analysis	Page 5

Hydrogenics Corporation

Highlights for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

•	Revenues decreased by $1.5 million or 5% to $29.9 million in the nine months ended September 30, 2014 compared to $31.4 million in the same period of the prior year. The decrease in Power Systems revenue in the period was due to the orders from Commscope in Q1 and Q2 of 2013 with no comparable orders during the same period in 2014, offset by increases in Onsite Generation revenues. During the first nine months of 2014, the OnSite Generation and the Power Systems business segments received orders totaling $25.8 million (September 30, 2013 - $15.3 million) and $16.0 million (September 30, 2013 - $8.8 million), respectively.

						Expected Revenue Recognition
	Dec 31, 2013 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2014 backlog	During next 12 months	Beyond next 12 months
OnSite Generation	22.5	25.8	(0.4)	20.9	27.0	22.2	4.8
Power Systems	34.5	16.1	(1.7)	9.0	39.9	16.7	23.2
Total	57.0	41.9	(2.1)	29.9	66.9	38.9	28.0

•	Cash operating costs were $11.2 million in the current period compared to $10.6 million in the nine months ended September 30, 2013 with costs as a percent of revenue increasing by 4%.

•	Adjusted EBITDA loss increased to $2.7 million for the nine months ended September 30, 2014 from $1.1 million for the same period last year. The decline reflects the decrease in gross profit of $1.1 million partially due to lower revenues and lower margins.

•	Net loss was $5.1 million in the current period compared to $5.8 for nine months ended September 2013. The 12% improvement in the net loss reflects the impact of a $1.7 million decrease attributable to the lower mark-to-market adjustment on the value of restricted share units (“RSUs”) and deferred share units (“DSUs”) offset by a decrease in revenue and related margin in the current year when compared to the same period of the prior year.

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Selected Financial Information

	Three months ended September 30			Nine months ended September 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
Revenues	$7,435	$5,820	28%	$20,912	$17,130	22%
Gross profit	1,817	492	269%	4,730	2,455	93%
Gross margin %	24%	9%	189%	23%	14%	58%
Selling, General and Administrative Expenses	855	637	(34%)	2,520	2,250	(12%)
Research and Product Development Expenses	250	187	(34%)	1,024	601	(70%)
Segment Income (Loss)	$712	$(332)	314%	$1,186	$(396)	399%

Third Quarter 2014 Management's Discussion and Analysis	Page 6

Hydrogenics Corporation

Revenues increased 28% and 22% for the three and nine months ended September 30, 2014, respectively due to an increase in the execution of sales orders in the period. Sales through September 30, 2014 consisted primarily of the sale of electrolyzer products to customers in industrial gas markets. Orders awarded for the nine months ended September 30, 2014 were $25.8 million (September 30, 2013 – $5.6 million). At September 30, 2014 we had $27.0 million of confirmed orders (September 30, 2013 – $13.3 million), the majority of which are anticipated to be delivered and recognized as revenue in 2014.

Gross Margin improved to 24% and 23%, respectively for the three and nine months ended September 30, 2014 compared to 9% and 14% for the three and nine months ended September 30, 2013. The increase of revenue for the three months ended September 30, 2014 brought production capacity up to normal levels, and no additional costs were required relating to the warranty costs incurred in the first three months of 2014.

Selling, General and Administrative (“SG&A”) Expenses were $0.8 million and $2.5 million, respectively for the three and nine months ended September 30, 2014 compared to $0.6 million and $2.3 million for the same periods in 2013.

Research and Product Development (“R&D”) Expenses were $0.3 and $1.0 million respectively, for the three and nine months ended September 30, 2014 resulting from increased research and development spending attributable to further prototype development costs.

Segment Income (Loss) increased $1.0 million to income of $0.7 for the three months ended September 30, 2014 compared to a loss of $0.3 for the same period of the prior year. Segment income was $1.2 million for the nine months ended September 30, 2014 compared to a segment loss of $0.4 for the nine months ended September 30, 2013.

Power Systems

Selected Financial Information

	Three months ended September 30			Nine months ended September 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
Revenues	$3,658	$3,416	7%	$8,963	$14,283	(37%)
Gross Profit	1,250	2,238	(44%)	3,495	6,901	(49%)
Gross margin %	34%	66%	(44%)	39%	48%	(19%)
Selling, General and Administrative Expenses	1,016	1,091	7%	3,131	3,427	9%
Research and Product Development Expenses	902	356	(153%)	1,952	1,710	(14%)
Segment Income (Loss)	$(668)	$791	(184%)	$(1,588)	$1,764	(190%)

Revenues increased 7% and decreased 37% respectively for the three and nine months ended September 30, 2014 when compared to the same periods of 2013. The decrease in the nine months of the current year resulted from Commscope orders in Q1 and Q2 of 2013 with no comparable orders during the same period in 2014. Orders awarded for the nine months ended September 30, 2014 were $16.0 million (September 30, 2013 - $6.4 million), with orders received from Kolon Water & Energy contributing $10.9 million to the backlog. At September 30, 2014, backlog was $41.6 million of confirmed orders for Power Systems’ products and services (September 30, 2013 - $36.6 million). We expect to recognize $16.7 million of this backlog as revenue in the next twelve months.

Third Quarter 2014 Management's Discussion and Analysis	Page 7

Hydrogenics Corporation

Gross Margin declined to 34% and 39%, respectively for the three and nine months ended September 30, 2013, compared to 66% and 48% respectively for the comparative periods of the prior year, with the decline in the current periods due to product mix with a larger percentage of higher margin engineering services in the prior year.

SG&A Expenses decreased by 7% and 9% respectively for the three and nine months ended September 30, 2014 compared to the same period a year ago. Expenses were lower due to lower marketing expenses and lower compensation costs in the current period.

R&D Expenses were higher by $0.5 million for the three months ended September 30. 2014, compared to the same period of the prior year due to more R&D project activity specifically related to the Celerity™ fuel power system for medium and heavy duty vehicles and power to gas projects.

Segment Income declined $1.5 million and $3.4 million, respectively for the three and nine months ended September 30, 2014, resulting from the lower gross profit and margin.

Corporate and Other

Selected Financial Information

	Three months ended September 30			Nine months ended September 30
	2014	2013	% Favourable (Unfavourable)	2014	2013	% Favourable (Unfavourable)
Selling, General and Administrative Expenses	$975	$1,102	12%	$3,741	$5,650	34%
Research and Product Development Expenses	8	7	(14%)	15	25	40%
Net Other Finance Gains (Losses)	-	160	(100%)	(181)	(1,376)	(87%)
Interest income (expense)and loss on joint venture	(167)	(103)	(62%)	(431)	(282)	(53%)
Foreign exchange gains (losses) net	(156)	102	(253%)	(365)	157	(132%)
Total	$(1,306)	$(950)	(37%)	$(4,733)	$(7,176)	34%

SG&A Expenses decreased 12% and 34% respectively for the three and nine months ended September 30, 2014 primarily due to impact of the mark-to-market adjustment on RSUs and DSUs as a result of the decline of our share price in the current period.

R&D Expenses for the three and nine months of 2014 were consistent with the prior periods, and reflect the cost of maintaining our intellectual property.

Other Finance Gains (Losses) decreased $0.2 and $1.2 million respectively for the three and nine months ended September 30, 2014 primarily the result of a $1.6 million fair value revaluation loss recorded in the nine months ended September 30, 2013 on the exercised and outstanding warrants and the higher price for our common shares in 2013. There are no outstanding warrants at September 30, 2014.

Loss before income taxes increased to $1.3 and $4.7 million respectively for the three and nine months ended September 30, 2014 primarily the result of the gains recorded in 2013 related to the exercise of warrants at higher common share prices in 2013 as indicated above.

Third Quarter 2014 Management's Discussion and Analysis	Page 8

Hydrogenics Corporation

2	Financial Condition

	September 30	December 31	Favourable/(Unfavourable)
	2014	2013	$	%
Cash, cash equivalents, restricted cash and short-term investments	$14,340	$13,847	$493	4%
Trade and other receivables	10,661	5,391	(5,270)	(98%)
Inventories	16,738	12,821	(3,917)	(31%)
Trade and other payables	11,404	13,193	(1,789)	(14%)
Warranty provisions (current and non-current)	2,765	2,893	128	4%
Deferred revenue (current and non-current)	17,141	13,653	3,488	26%
Warrants	-	1,075	1,075	100%
Other non-current liabilities	$3,750	$3,095	$655	21%

Cash, cash equivalents, restricted cash and short-term investments were $14.3 million, an increase of $0.5 million or 4%. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $10.7 million, an increase of $5.3 million or 98% due to the timing of deliveries taking place at the end of the quarter resulting in lower cash collections by September 30, 2014. Additionally, the increase in accrued receivables relating to the contract for integrated power propulsion systems for an OEM as revenue is recognized using the percentage of completion method which does not correspond with the cash collection of outstanding receivables.

Inventories were $16.7 million, an increase of $3.9 million or 31% compared to the same period of the prior year and was consistent with our growth targets and our significant increase in business expected in the fourth quarter of 2014.

Trade and other payables were $11.4 million, an increase of $1.8 million, reflecting increases in inventory purchases and the strengthening of the Canadian dollar relative to the US dollar, partially offset by a decrease in liabilities for share based compensation due to a decrease in our share price.

Warranty provisions were $2.8 million, an increase of $0.1 million or 4% consistent with the increase in our revenues in the period.

Deferred revenues were $17.1 million, an increase of $3.4 million or 26% reflecting deposits received on increased order bookings.

Warrants were nil at September 30, 2014 due to the exercise of 69,072 Series B warrants during the year. There were no outstanding warrants as at September 30, 2014.

Other non-current liabilities were $3.8 million at September 30, 2014, an increase of $0.7 million or 21%. The increase primarily reflects a $0.7 million increase in long-term debt related to the loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

Third Quarter 2014 Management's Discussion and Analysis	Page 9

Hydrogenics Corporation

3	Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended September 30, 2014.

	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4
						As Revised[1]
Revenues	$11,093	$10,723	$8,059	$11,000	$9,236	$9,786	$12,391	$9,817
Gross Profit	3,067	3,240	1,917	2,705	2,730	2,749	3,877	1,328
Gross Margin %	28%	30%	24%	25%	30%	28%	31%	14%
Adjusted EBITDA[2]	(683)	(288)	(1,729)	(162)	(350)	(873)	170	(2,200)
Net Loss	$(1,262)	$(125)	$(3,749)	$(3,100)	$(491)	$(4,178)	$(1,139)	$(3,388)
Net Loss Per Share (Basic and Fully Diluted)	$(0.13)	$(0.01)	$(0.40)	$(0.35)	$(0.05)	$(0.49)	$(0.15)	$(0.44)
Weighted Average Common Shares Outstanding	10,089,508	9,605,220	9,073,527	9,003,960	8,963,599	8,542,637	7,843,373	7,724,427

1.	The accounting changes were effective January 1, 2013 with retroactive adjustments to January 1, 2012.
2.	Adjusted EBITDA is a Non-IFRS measure, see Section 9.

Third Quarter 2014 Management's Discussion and Analysis	Page 10

Hydrogenics Corporation

4	Liquidity and Capital Resources

The following section explains how we manage our cash and capital resources.

Cash Provided By (Used in) Operating Activities

	Three months ended September 30			Nine months ended September 30
	2014	2013	$ Change	2014	2013	$ Change
Net loss for the period	$(1,262)	$(491)	$(771)	$(5,135)	$(5,808)	$673
(Increase) decrease in restricted cash	(1,425)	1,673	(3,098)	(1,616)	1,788	(3,404)
Changes in non-cash working capital	(1,790)	(1,189)	(601)	(7,887)	(7,612)	(275)
Other items not affecting cash	196	(284)	480	1,740	4,409	(2,669)
Cash provided by (used in) operating activities	$(4,281)	$(291)	$(3,990)	$(12,898)	$(7,223)	$(5,675)

Changes in cash used in operating activities for the three months ended September 30, 2014, compared to the three months ended September 30, 2013 are discussed below.

•	Net loss is analyzed above in Section 1 - Operating Results.
•	Non-cash working capital decreased $0.6 million as detailed above Section 2 - Financial Condition.
•	Restricted cash decreased by $3.1 million as a result of these funds being released from unrestricted cash on certain bank guarantees on customer deposits.
•	Other items not affecting cash increased by $0.5 million, primarily as a result of the mark-to-market adjustment on DSU’s and RSU’s due to the lower price of the Corporation’s common shares.

Changes in cash used in operating activities for the nine months ended September 30, 2014, compared to the nine months ended September 30, 2013 are as follows:

•	Net loss is analyzed above in Section 1 - Operating Results.
•	Non-cash working capital decreased by $0.3 million as detailed above Section 2 - Financial Condition.
•	Other items not affecting cash decreased by $2.7 million, primarily due to lower mark-to-market adjustment on DSUs and RSUs of $1.7 million as a result of the decline in the price of our common shares and the $1.0 million other finance loss in 2013 for the fair value of exercised and outstanding warrants and the higher share price for our common shares in 2013.

As noted in our 2013 MD&A, we continue to anticipate using between $6.0 million and $8.0 million in 2014 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures for the year. While our first half of 2014 required significant non-cash working capital injections, we anticipate the fourth quarter of 2014 to be cash flow positive. These estimates are based on our actual results for the nine months ended September 30, 2014 and our outlook for the three months ending December 31, 2014.

Third Quarter 2014 Management's Discussion and Analysis	Page 11

Hydrogenics Corporation

In the first quarter of 2014, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus will allow us to offer, from time to time over a 25-month period, up to $100 million of debt, equity and other securities. On May 13, 2014 the Corporation and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share. The underwriters also retained an overallotment of 225,000 shares that could be issued at any time during the 30 days following the closing of the offering. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,545.

Cash Used in Investing Activities

	Three months ended September 30			Nine months ended September 30
	2014	2013	$ Change	2014	2013	$ Change
Proceeds on disposals	$-	$-	$-	$9	$-	$9
Purchases of property plant and equipment	(20)	(187)	167	(545)	(725)	180
Purchase of intangibles	(3)	(32)	29	(83)	(32)	(51)
Investment in joint venture	(947)	-	(947)	(947)	-	(947)
Cash used in investing activities	$(970)	$(219)	$(751)	$(1,566)	$(757)	$(809)

Cash used in investing activities was $ 1.0 million for the three months ended September 30, 2014, an increase of $0.7 million primarily due the investment in the Kolon Hydrogenics joint venture in the third quarter of 2014.

Cash Provided By Financing Activities

	Three months ended September 30			Nine months ended September 30
	2014	2013	$ Change	2014	2013	$ Change
(Repayment) proceeds of borrowings and operating borrowings	-	525	(525)	$854	$525	329
Common shares issued, warrants and options exercised	5	5	-	13,666	7,239	6,427
Other financing items	(50)	(88)	38	(439)	(338)	(101)
Cash provided by (used in) operating activities	(45)	442	(487)	14,081	7,426	6,655

Changes in cash provided by financing activities for the three months ended September 30, 2014, compared to the three months ended September 30, 2013 are as follows:

•	Operating borrowings decreased by $0.5 million over the comparative prior period reflecting proceeds from debt received in 2013.

Changes in cash used in operating activities for the nine months ended September 30, 2014, compared to the nine months ended September 30, 2013 are as follows:

•	Proceeds from common shares issued, warrants and options exercised increased $6.4 million over the same period a year ago. Proceeds during the nine months ended September 30, 2014 included $13.5 million from the common share issuance and $0.1 from the exercise of warrants and stock options.
Third Quarter 2014 Management's Discussion and Analysis	Page 12

Hydrogenics Corporation

•	Proceeds net of repayments from operating borrowings increased by $0.3 million over the same period in the previous year.

Credit Facilities

We utilize a credit facility with a Belgian based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers. At September 30, 2014, we had operating lines of credit for up to €7.0 million or approximately $8.8 million (December 31, 2013 - $12.0 million).

Pursuant to the terms of our credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgium based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to €7.0 million. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.75 million and a further €1.25 million for general business purposes, provided sufficient room exists under the overall facility limit of €7.0 million. At September 30, 2014, the amount outstanding of standby letters of credit and letters of guarantee issued under the facility amounted to €2.5 million. At September 30, 2014, we had availability of €4.5 million or approximately $5.7 million (December 31, 2013 - $4.4 million).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a €1 million secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding our subsidiary from providing security over its assets. Additionally, our subsidiary is required to maintain a solvency covenant of not less than 25% and ensure that its intercompany accounts with us do not fall below a defined level. At September 30, 2014, the Borrower was in compliance with these covenants.

On July 15, 2014, the Corporation’s Power Systems business segment entered into an agreement for additional operating lines of credit of C$6.2 million (December 31, 2013 - $2.4 million) or approximately $5.6 million of which $3.7 million were outstanding as standby letters of credit and letters of guarantee at September 30, 2014. The Corporation had $1.9 million (December 31, 2013 – nil) available under this credit facility at September 30, 2014.

Other Loan Facilities

On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million. Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the repayment terms are unaffected; however, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

We drew C$1.0 million on the loan during 2014. There was no availability remaining under this facility at September 30, 2014. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, we are required to maintain a minimum balance of cash in Canadian dollars or, alternatively, obtain permission from the lender to maintain equivalent balances in other currencies.

Contingent Off-Balance Sheet Arrangements

Third Quarter 2014 Management's Discussion and Analysis	Page 13

Hydrogenics Corporation

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. We are not aware of any claims and no amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as we are not aware of any claims.

5	Critical Accounting Policies and Estimates

Our consolidated interim financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the amounts reported in our consolidated interim financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2013 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2013. These policies are incorporated herein by reference. Preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

6	Recent Accounting Pronouncements

Recently Issued Accounting Standards

Our accounting policies are described in note 2 of our consolidated interim financial statements. Information on the adoption and impact of new and revised accounting standards that the Corporation was required to adopt effective January 1, 2014 is disclosed in our consolidated interim unaudited financial statements and related notes and as described in our 2013 MD&A dated March 6, 2014. There have been no material changes to our accounting policies from what was disclosed at that time other than what is disclosed in our consolidated interim financial statements.

The IASB has issued accounting standards that have not yet been adopted by the Corporation. The accounting standards are the same accounting standards issued but not yet applied as noted in the consolidated financial statements for the year ended December 31, 2013, except for those not adopted effective January 1, 2014 as disclosed in our consolidated interim financial statements.

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Hydrogenics Corporation

7	Outlook

Current Market Environment

We are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

Our joint venture with Kolon Water and Energy also provides for a unique application of fuel cell power modules to provide stationary primary power at the megawatt class. The Korean government regulatory catalyst for fuel cell technology provides an avenue for significant growth in this area. While we have 1MW currently announced and in backlog we do have visibility to significant growth above this level in 2015 and beyond.

The traditional on-site industrial hydrogen market has seen solid growth in recent months. The growth in this market is correlated to the economies of regions which do not have ready access to hydrogen delivery by truck or pipeline. As costs of truck transport rise the competitiveness of the onsite solution improves. This growth is reflected in the improved OnSite Generation backlog.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and consolidated financial position. At September 30, 2014, our order backlog was $66.9 million (December 31, 2013 - $57.0 million) spread across numerous geographical regions, of which $39.2 million is expected to be recorded as revenue in the next twelve months. We are on track for our initial target announced at the beginning of the year, of positive adjusted EBITDA and revenue exceeding $50.0 million for the 2014 year. Approximately $22 million of our contracted backlog is scheduled for delivery in the fourth quarter of 2014.

However, as a global corporation, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic changes could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Delivery Outlook

Our delivery outlook is segmented by relevant market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors beyond our control, such as macro economic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources. As we continue to win these large projects our revenue and income could have significant swings quarter to quarter coinciding with the shipment of these orders.

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Hydrogenics Corporation

A detailed analysis of delivery outlook by relevant market is contained in the 2013 Annual MD&A. We believe that this analysis remains valid. However, the timing of delivery and ultimate revenue recognition will be such that delivery will accelerate in the fourth quarter of 2014. Delivery delays in backlog caused by factors such as (but not limited to), supply chain delivery delays, delays caused by shipping carrier, customer credit risk issues, and local country customs entry delays could cause revenue recognition on these products to shift from the fourth quarter of 2014 to the first quarter of 2015.

8	Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the interim period ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9	Reconciliation and Definition of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA or Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis excluding depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost. Adjusted EBITDA is regularly reported to the chief operating decision maker.

Beginning with the year ended December 31, 2013 we have also changed our definition of Adjusted EBITDA to exclude stock-based compensation (both share settled and cash settled stock-based compensation). We believe that removing this expense allows for a better focus and measurement on operational performance.

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to loss from operations or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

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Hydrogenics Corporation

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Net loss	$(1,262)	(491)	$(5,135)	$(5,808)
Finance loss (income)	323	(159)	977	1,501
Depreciation of property, plant and equipment and intangible assets	206	165	524	567
Compensation indexed to share price	(120)	(10)	473	2,202
Stock-based compensation expense	170	145	462	486
Adjusted EBITDA	$(683)	(350)	$(2,699)	$(1,052)

Cash Operating Costs

We report cash operating costs because it is a key measure used by management to measure the normal operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our normal operating costs. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating costs consisting of Selling, general and administrative expenses and Research and product development expenses:

Cash operating costs

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Selling, general and administrative expenses	$2,846	$2,830	$9,392	$11,327
Research and product development expenses	1,160	550	2,991	2,336
Total operating costs	$4,006	$3,380	$12,383	$13,663
Less: Depreciation of property, plant and equipment and intangibles	(81)	(120)	(235)	(348)
Less: Compensation costs indexed to share price	120	10	(473)	(2,202)
Less: Stock-based compensation expense	(170)	(145)	(462)	(486)
Cash operating costs	$3,875	$3,125	$11,213	$10,627

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Hydrogenics Corporation

10	Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

•	Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
•	The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
•	Our mix of revenues in the recent past does not reflect our current business strategy; it may be difficult to assess our business and future prospects.
•	We may not be able to implement our business strategy and the price of our common shares may decline.
•	Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
•	We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.

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Hydrogenics Corporation

•	Our operating results may be impacted by currency fluctuation.
•	Our insurance may not be sufficient.
•	Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
•	Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
•	Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
•	Changes in government policies and regulations could hurt the market for our products.
•	Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.
•	Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
•	We could be liable for environmental damages resulting from our research, development or manufacturing operations.
•	We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
•	We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
•	Our strategy for the sale of fuel cell power products depends on developing partnerships with original equipment manufacturers (“OEMs”), governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
•	We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
•	We may not be able to manage successfully the anticipated expansion of our operations.
•	If we do not properly manage foreign sales and operations, our business could suffer.
•	We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
•	We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
•	We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
•	We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
•	We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

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Hydrogenics Corporation

•	Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
•	The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
•	Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
•	We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
•	Our involvement in intellectual property litigation could negatively affect our business.
•	Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
•	If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
•	As a result of the strategic alliances entered into with CommScope and Enbridge, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
•	A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
•	If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital. Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
•	Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
•	US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
•	Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
•	As at September 30, 2014 there were 483,766 stock options and 85,766 DSUs outstanding to purchase our common shares and there were no Series A and Series B warrants outstanding, if these securities are exercised, our shareholders could incur substantial dilution.

11	Forward Looking Statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

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Hydrogenics Corporation

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on Nasdaq; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2014 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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